FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 04/25/2023

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda	By:/s/ Sebastián Martí
Name: Guillermo Etchepareborda	Name: Sebastián Martí
Title: Attorney in Fact	Title: Attorney in Fact

Dated: April 25, 2023

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of March 31, 2023
and for the three-month periods
ended on March 31, 2023 and 2022

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

Page 1 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022
(All amounts in $ thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended March 31,
	Notes	2023	2022
		(Unaudited)
Net sales	3	3,623,371	4,304,829
Cost of sales	4	(2,980,751)	(2,984,185)

Gross profit		642,620	1,320,644

Selling, general and administrative expenses	5	(292,924)	(281,303)
Other operating income, net		7,694	19,674

Operating income	3	357,390	1,059,015

Finance expense	6	(16,200)	(6,622)
Finance income	6	41,446	24,317
Other financial (expense) income, net	6	(17,419)	(78,567)
Equity in earnings of non-consolidated companies	9	34,875	58,749

Profit before income tax credit (expense)		400,092	1,056,892

Income tax credit (expense)		79,428	(179,374)

Profit for the period		479,520	877,518

Attributable to:
Owners of the parent		374,374	775,621
Non-controlling interest		105,146	101,897

Profit for the period		479,520	877,518

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in $ per share)		0.19	0.40

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Page 2 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
Profit for the period	479,520	877,518

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	1,649	552
Currency translation adjustment from participation in non-consolidated companies	20,305	126,728
Changes in the fair value of financial instruments at fair value through other comprehensive income	(28,026)	(27,993)
Income tax related to financial instruments at fair value	10,021	9,583
Changes in the fair value of derivatives classified as cash flow hedges	—	32
Income tax related to cash flow hedges	—	(10)
Other comprehensive income items from participation in non-consolidated companies	452	99
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	—	(2,386)
Income tax relating to remeasurement of post employment benefit obligations	—	711
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	184	(371)

Other comprehensive income (loss) for the period, net of tax	4,585	106,945

Total comprehensive income for the period	484,105	984,463

Attributable to:
Owners of the parent	383,937	880,728
Non-controlling interest	100,168	103,735

Total comprehensive income for the period	484,105	984,463

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Page 3 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	March 31, 2023		December 31, 2022
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	6,294,219		6,261,887
Intangible assets, net	8	957,354		944,409
Investments in non-consolidated companies	9	877,387		821,571
Other investments		124,980		100,716
Deferred tax assets		223,693		200,237
Receivables, net		327,610	8,805,243	318,690	8,647,510

Current assets
Receivables, net		761,838		662,762
Derivative financial instruments		74		227
Inventories, net		3,297,625		3,470,215
Trade receivables, net		1,298,161		1,180,689
Other investments		2,521,650		1,875,026
Cash and cash equivalents		1,220,149	9,099,497	1,653,355	8,842,274
Non-current assets classified as held for sale			1,764		1,764
			9,101,261		8,844,038
Total Assets			17,906,504		17,491,548

EQUITY
Capital and reserves attributable to the owners of the parent			12,229,896		11,845,959
Non-controlling interest			2,022,602		1,922,434
Total Equity			14,252,498		13,768,393

LIABILITIES
Non-current liabilities
Provisions		81,195		81,422
Deferred tax liabilities		11,627		162,742
Other liabilities		569,574		538,214
Trade payables		1,214		1,112
Lease liabilities		183,200		190,134
Borrowings		529,857	1,376,667	532,701	1,506,325
Current liabilities
Current income tax liabilities		153,917		135,703
Other liabilities		362,730		344,843
Trade payables		1,356,767		1,187,600
Derivative financial instruments		3,976		505
Lease liabilities		49,474		49,015
Borrowings		350,475	2,277,339	499,164	2,216,830
Total Liabilities			3,654,006		3,723,155

Total Equity and Liabilities			17,906,504		17,491,548
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Page 4 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2023	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393

Profit for the period							374,374	374,374	105,146	479,520
Other comprehensive income (loss) for the period
Currency translation adjustment						20,014		20,014	1,940	21,954
Remeasurement of post employment benefit obligations				168				168	16	184
Others (5)				(10,619)				(10,619)	(6,934)	(17,553)

Total comprehensive income (loss) for the period	—	—	—	(10,451)	—	20,014	374,374	383,937	100,168	484,105

Balance as of March 31, 2023 (unaudited)	2,004,743	(150,000)	(23,295)	1,384,116	(2,324,866)	(2,839,054)	14,178,252	12,229,896	2,022,602	14,252,498

(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2023, the Company held 41,666,666 shares as treasury shares.
(3) Includes legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Page 5 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022
(All amounts in $ thousands)
Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2022	2,004,743	(150,000)	(23,295)	1,360,637	(2,324,866)	(2,898,593)	12,566,393	10,535,019	1,700,019	12,235,038

Profit for the period							775,621	775,621	101,897	877,518
Other comprehensive income (loss) for the period
Currency translation adjustment						118,475		118,475	8,805	127,280
Remeasurement of post employment benefit obligations				(1,738)				(1,738)	(308)	(2,046)
Cash flow hedges, net of tax				11				11	11	22
Others				(11,641)				(11,641)	(6,670)	(18,311)

Total comprehensive income (loss) for the period	—	—	—	(13,368)	—	118,475	775,621	880,728	103,735	984,463

Balance as of March 31, 2022 (unaudited)	2,004,743	(150,000)	(23,295)	1,347,269	(2,324,866)	(2,780,118)	13,342,014	11,415,747	1,803,754	13,219,501
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2022, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of March 31, 2022, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Page 6 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022
(All amounts in $ thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Three-month period ended March 31,
	Notes	2023	2022
		(Unaudited)
Cash flows from operating activities
Profit for the period		479,520	877,518
Adjustments for:
Depreciation and amortization	7 & 8	150,593	149,529
Income tax accruals less payments		(156,847)	(688,260)
Equity in earnings of non-consolidated companies	9	(34,875)	(58,749)
Interest accruals less payments/receipts, net		(36,238)	1,924
Changes in provisions		(1,037)	(2,561)
Changes in working capital (1)		218,003	331,424
Net foreign exchange results and others		(6,825)	81,464
Net cash provided by operating activities		612,294	692,289
Cash flows from investing activities
Capital expenditures	7 & 8	(197,925)	(124,838)
(Increase) Decrease in other investments		(667,810)	82,163
Proceeds from the sale of property, plant and equipment		552	409
Net cash used in investing activities		(865,183)	(42,266)
Cash flows from financing activities
Finance lease payments		(13,675)	(12,214)
Proceeds from borrowings		45,869	79,861
Repayments of borrowings		(196,040)	(202,785)
Net cash used in financing activities		(163,846)	(135,138)

(Decrease) Increase in cash and cash equivalents		(416,735)	514,885
Movement in cash and cash equivalents
At January 1,		1,653,355	1,276,605
Effect of exchange rate changes		(16,471)	(1,165)
Increase in cash and cash equivalents		(416,735)	514,885
Cash and cash equivalents as of March 31, (2)		1,220,149	1,790,325

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		525	2,842

(1) The working capital is impacted by non-cash movements of $ 22.2 million as of March 31, 2023 ($ 18.6 million as of March 31, 2022) due to the variations in the exchange rates used by subsidiaries.
(2) It includes restricted cash of $ 31 and $ 58 as of March 31, 2023 and 2022, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 2,646,378 and $ 1,210,582 as of March 31, 2023 and 2022, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2022.

Page 7 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

Notes to the Consolidated Condensed Interim Financial Statements

1.GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of March 31, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”) trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2022.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2022, without significant changes since its publication.

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2022.

None of the accounting pronouncements issued after December 31, 2022, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

Page 8 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

3.    SEGMENT INFORMATION

OPERATING SEGMENTS

The Company is organized in two operating segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises mainly slabs, hot and cold rolled products, coated products, roll-formed and tubular products, billets, bars and other products.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest.

Ternium’s Chief Executive Officer (“CEO”) functions as the Company’s Chief Operating Decision Maker (“CODM”). The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and of the Mining Segment. The CEO uses “Operating income – Management view” as per the below table as the performance measure which differs from operating income determined in accordance with IFRS principally as follows:
• The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
• The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
• Other non-significant differences.

	Three-month period ended March 31, 2023 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
Operating income - Management view	520,556	(5,774)	2,599	517,381
Reconciliation:
Differences in Cost of sales				(159,991)

Operating income - Under IFRS				357,390

Financial income (expense), net				7,827
Equity in earnings (losses) of non-consolidated companies				34,875

Income before income tax expense - IFRS				400,092

Net sales from external customers	3,623,371	—	—	3,623,371
Net sales from transactions with other operating segments of the same entity	—	84,914	(84,914)	—
Depreciation and amortization	(126,285)	(24,308)	—	(150,593)

	Three-month period ended March 31, 2022 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
Operating income - Management view	1,032,406	19,638	943	1,052,987
Reconciliation:
Differences in Cost of sales				6,028

Operating income - Under IFRS				1,059,015

Financial income (expense), net				(60,872)
Equity in earnings (losses) of non-consolidated companies				58,749

Income before income tax expense - IFRS				1,056,892

Net sales from external customers	4,304,829	—	—	4,304,829
Net sales from transactions with other operating segments of the same entity	—	102,808	(102,808)	—
Depreciation and amortization	(129,159)	(20,370)	—	(149,529)
Information on segment assets is not disclosed as it is not reviewed by the CEO.

Page 9 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

The Company had no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2023.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Three-month period ended March 31, 2023 (Unaudited)
	Mexico	Southern region	Brazil and other markets	Total

Net sales	2,230,419	866,086	526,866	3,623,371

Non-current assets (1)	4,818,409	865,699	1,567,465	7,251,573

	Three-month period ended March 31, 2022 (Unaudited)
	Mexico	Southern region	Brazil and other markets	Total

Net sales	2,290,566	895,826	1,118,437	4,304,829

Non-current assets (1)	4,772,222	852,373	1,685,687	7,310,282

(1) Includes Property, plant and equipment and Intangible assets.

4.COST OF SALES

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
Inventories at the beginning of the year	3,470,215	3,908,305

Plus: Charges for the period
Raw materials and consumables used and other movements	2,290,256	2,355,542
Services and fees	46,343	38,322
Labor cost	197,431	169,465
Depreciation of property, plant and equipment	130,336	130,519
Amortization of intangible assets	9,076	9,601
Maintenance expenses	153,525	145,268
Office expenses	2,711	1,873
Valuation allowance	(15,333)	—
Insurance	3,791	3,862
Change of obsolescence allowance	(4,537)	4,866
Recovery from sales of scrap and by-products	(10,817)	(8,358)
Others	5,379	5,462
Less: Inventories at the end of the period	(3,297,625)	(3,780,542)
Cost of Sales	2,980,751	2,984,185

Page 10 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

5.SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
Services and fees	17,609	16,468
Labor cost	77,847	74,445
Depreciation of property, plant and equipment	3,749	3,225
Amortization of intangible assets	7,432	6,184
Maintenance and expenses	1,820	2,092
Taxes	38,390	40,246
Office expenses	12,617	9,540
Freight and transportation	118,114	127,927
Increase of allowance for doubtful accounts	11,014	530
Others	4,332	646

Selling, general and administrative expenses	292,924	281,303

6.FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
Interest expense	(16,200)	(6,622)

Finance expense	(16,200)	(6,622)

Interest income	41,446	24,317

Finance income	41,446	24,317

Net foreign exchange loss (1)	(15,548)	(53,388)
Change in fair value of financial assets	19,301	(12,465)
Derivative contract results	(15,109)	(9,395)
Others	(6,063)	(3,319)

Other financial (expenses) income, net	(17,419)	(78,567)
(1) Mainly related to the devaluation of the Argentine peso.

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
At the beginning of the year	6,261,887	6,431,578

Currency translation differences	769	274
Additions	168,941	108,833
Value adjustments of lease contracts	4,580	6,621
Disposals	(7,933)	(6,682)
Depreciation charge	(134,085)	(133,744)
Capitalized borrowing costs	—	403
Transfers and reclassifications	60	(927)

At the end of the period	6,294,219	6,406,356

Page 11 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

8.    INTANGIBLE ASSETS, NET

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
At the beginning of the year	944,409	902,256

Currency translation differences	5	—
Additions	29,508	16,528
Amortization charge	(16,508)	(15,785)
Transfers/Disposals	(60)	927

At the end of the period	957,354	903,926

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	773,282	725,705
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	98,832	90,559
Other non-consolidated companies (1)					5,273	5,307
					877,387	821,571
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

As of March 31, 2023, Ternium, through its subsidiaries, owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), one of the main producers of flat steel products in Brazil for the energy, automotive and other industries.

Ternium, through its subsidiaries, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. As of March 31, 2023, the Usiminas control group holds, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

Page 12 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

9.INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

The corporate governance rules reflected in the Usiminas shareholders agreement provide, among other things, that Usiminas’ executive board will be composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternates between Ternium and NSC at every 4-year interval, with the party that does not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022, and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

As of March 31, 2023, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL7.97 (approximately $1.57; December 31, 2022: BRL7.41 – $1.42) per ordinary share and BRL7.29 (approximately $1.43; December 31, 2022: BRL7.16 – $1.37) per preferred share, respectively. Accordingly, as of March 31, 2023, Ternium’s ownership stake had a market value of approximately $392.8 million ($356.2 million as of December 31, 2022) and a carrying value of $773.3 million ($725.7 million as of December 31, 2022).

Although as of March 31, 2023, the market value continued to be below the book value, considering the financial results of Usiminas for the quarter and market expectations, there was no other objective evidence of impairment and, consequently, Management concluded that there was no need to recognize any impairment charges and that it would continue to review periodically the recoverability of this investment.

As of March 31, 2023, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2023	725,705
Share of results (1)	26,804
Other comprehensive income (2)	20,773

As of March 31, 2023	773,282

(1) It includes the adjustment of the values associated to the purchase price allocation.
(2) It includes mainly the effect of the currency translation adjustment.

The investment in Usiminas is based on the following calculation:

Usiminas' shareholders' equity	4,653,737
Percentage of interest of the Company over shareholders' equity	20.40%
Interest of the Company over shareholders' equity	949,143
Purchase price allocation	57,983
Goodwill	204,597
Impairment	(438,441)
Total Investment in Usiminas	773,282

On April 20, 2023, Usiminas issued its consolidated interim accounts as of and for the three-month period ended March 31, 2023.

Page 13 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

9.     INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

USIMINAS
Summarized balance sheet (in million $)	As of March 31, 2023
Assets
Non-current	3,934
Current	2,829
Other current investments	248
Cash and cash equivalents	902
Total Assets	7,913
Liabilities
Non-current	513
Non-current borrowings	1,174
Current	991
Current borrowings	29
Total Liabilities	2,707
Non-controlling interest	552
Shareholders' equity	4,654

Summarized income statement (in million $)	Three-month period ended March 31, 2023
Net sales	1,396
Cost of sales	(1,226)
Gross Profit	170
Selling, general and administrative expenses	(48)
Other operating income (loss), net	(27)
Operating income	95
Financial income (expenses), net	37
Equity in earnings of associated companies	9
Profit before income tax	141
Income tax expense	(37)
Net profit before non-controlling interest	104
Non-controlling interest in other subsidiaries	(13)
Net profit for the period	91

Techgen S.A. de C.V.

Techgen stated as of and for the three-month period ended March 31, 2023, that revenues amounted to $114 million ($128 million for the three-month period ended March 31, 2022), net profit from continuing operations to $17 million ($14 million for the three-month period ended March 31, 2022), non-current assets to $776 million ($766 million as of December 31, 2022), current assets to $138 million ($131 million as of December 31, 2022), non-current liabilities to $507 million ($527 million as of December 31, 2022), current liabilities to $200 million ($181 million as of December 31, 2022) and shareholders’ equity to $206 million ($189 million as of December 31, 2022).

Page 14 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Note 24 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2022.

(i) Tax claims and other contingencies

Companhia Siderúrgica Nacional (CSN) - Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. On March 7, 2023, the Superior Court of Justice, by majority vote, rejected CSN’s appeal. CSN has made several submissions in connection with the Supreme Court of Justice decision, including a motion for clarification. In addition, plaintiffs may appeal against the Superior Court of Justice’s decision. At this time, the Company cannot predict whether CSN will appeal against the decision and, if appealed, the ultimate resolution of the matter.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, the first and second instance court decisions and the March 2023 Superior Court of Justice decision referred to above.

Page 15 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

10.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(ii) Commitments
(a) Ternium Argentina also signed various contracts for the provision of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $ 89.4 million payable until April 2025. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $ 10.2 million payable until April 2028.

(b) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon until 2021, for an aggregate amount of $ 108.5 million, which is due to terminate in 2037.

(c) Ternium México issued a guarantee letter covering up to approximately $28.8 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and NEG Natural S.A. de C.V. (“NEG”) The credit line granted by NEG in connection with this natural gas trading agreement amounted to approximately $ 19.8 million. As of March 31, 2023, the outstanding amount under the natural gas trading agreement was $7.0 million, which is below the amount included in the guarantee letter issued by Ternium México. The contract with NEG was renewed in June 28, 2022, and the guarantee letter covering up to the above-mentioned amount was issued in January 2023.

Page 16 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

11.    RELATED PARTY TRANSACTIONS

As of March 31, 2023, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.
The following transactions were carried out with related parties:

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	61,615	187,437
Sales of goods to other related parties	35,575	61,375
Sales of services and others to non-consolidated parties	43	45
Sales of services and others to other related parties	1,032	321

	98,265	249,178
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	104,743	143,223
Purchases of goods from other related parties	15,551	15,539
Purchases of services and others from non-consolidated parties	2,675	2,022
Purchases of services and others from other related parties	19,450	16,866

	142,419	177,650
(c) Financial results
Income with non-consolidated parties	3,022	1,584
Expenses in connection with lease contracts from other related parties	(190)	(238)

	2,832	1,346
(d) Other income and expenses
Income (expenses), net with non-consolidated parties	1,306	280
Income (expenses), net with other related parties	550	262

	1,856	542

	March 31, 2023	December 31, 2022
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	158,421	180,476
Receivables from other related parties	13,057	43,765
Advances to non-consolidated parties	3,791	4,851
Advances to suppliers with other related parties	3,496	3,683
Payables to non-consolidated parties	(80,241)	(91,172)
Payables to other related parties	(22,097)	(20,163)
Lease Liabilities with other related parties	(1,731)	(2,287)

	74,696	119,153

Page 17 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

12.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of March 31, 2023 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	208,210	—	—	208,210
Derivative financial instruments	—	74	—	74
Trade receivables	1,298,161	—	—	1,298,161
Other investments	1,013,109	68,097	1,565,172	2,646,378
Cash and cash equivalents	919,631	285,462	15,056	1,220,149
Total	3,439,111	353,633	1,580,228	5,372,972

As of March 31, 2023 (in $ thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total
(ii) Liabilities as per statement of financial position
Other liabilities	67,036	—		67,036
Trade payables	1,286,736	—		1,286,736
Derivative financial instruments	—	3,976		3,976
Lease liabilities	232,674	—		232,674
Borrowings	880,332	—		880,332
Total	2,466,778	3,976		2,470,754

2)Fair Value by Hierarchy
IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 28 of the Consolidated Financial Statements as of December 31, 2022 for definitions of levels of fair values and figures at that date.
The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of March 31, 2023 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	300,518	300,518	—	—
Other investments	1,633,269	1,461,988	125,002	46,279
Derivative financial instruments	74	—	74	—
Total assets	1,933,861	1,762,506	125,076	46,279
Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	3,976	—	3,976	—
Total liabilities	3,976	—	3,976	—

Page 18 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

12.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2022 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)
Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	772,953	772,953	—	—
Other investments	1,492,281	1,283,284	164,980	44,017
Derivative financial instruments	227	—	227	—
Total assets	2,265,461	2,056,237	165,207	44,017

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	505	—	505	—
Total liabilities	505	—	505	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the three-month period ended March 31, 2023, and the year ended December 31 2022, corresponds to the initial investment and to the changes in its fair value.

13.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment. Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened significantly over time.

Effective November 1, 2022, the Argentine Central Bank put in place a new regulation on import of services rendered by non-related parties, pursuant to which the Argentine Central Bank may clear or not the payment of import of services and, if cleared, may determine a payment term equal or different to that being requested. There are no rules on the conditions upon which the Argentine Central Bank may clear or determine alternative payment terms.

Also effective November 1, 2022, the Argentine government implemented a new system, known as the SIRA system, pursuant to which the Argentine government may clear or not the payment of imports and, if cleared, may determine a payment term equal or different to that being requested. There are no objective conditions upon which the Argentine government may clear the payment of imports or determine alternative payment terms under the SIRA system.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements. Although as of the date of these financial statements these measures did not have a significant effect on Ternium Argentina’s ability to purchase U.S. dollars at the prevailing official exchange rate for most of its imports of goods and for the acquisition of services from unrelated parties, if such restrictions continue to be maintained, or are further tightened, Ternium Argentina could be restricted from making payment of imports for key steelmaking inputs (which would adversely affect its operations), or would need to resort to alternative, more expensive arrangements (which would adversely affect its results of operations). In addition, access to the Argentine foreign exchange market to distribute dividends or to pay royalties to related parties at the prevailing official exchange rate generally requires prior Argentine Central Bank approval, which is rarely, if ever, granted, thus limiting Ternium’s ability to collect dividends from Ternium Argentina at the prevailing official exchange rate.

Page 19 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

13.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

Ternium Argentina stated in its interim accounts as of March 31, 2023, and for the three-month period then ended, that revenues amounted to $860 million (three-month period ended March 31, 2022: $872 million), net profit from continuing operations to $260 million (three-month period ended March 31, 2022: $178 million), total assets to $5,530 million (December 31, 2022: $5,258 million), total liabilities to $537 million (December 31, 2022: $511 million) and shareholders’ equity to $4,993 million (December 31, 2022: $4,747 million). Ternium Argentina’s cash and cash equivalents and other investments amounted to $1,543 million as of March 31, 2023, broken down as follows:
–$1,409 million in U.S. dollars-denominated instruments, mainly sovereign bonds issued by the Argentine Government and payable in U.S. dollars, Argentine Treasury bonds related to the official exchange rate and negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and payable in Argentine pesos.
–$68 million in Argentine pesos-denominated instruments, mainly inflation-adjusted bonds and mutual funds.
–$66 million in Argentine pesos-denominated instruments with underlying assets linked to the U.S. dollar.

Ternium Argentina’s financial position in ARS as of March 31, 2023, amounted to $183 million in monetary assets and $239 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate.

On April 24, 2023, the Board of Directors of Ternium Argentina approved the payment of a dividend in kind of approximately $624 million in US dollar denominated Argentine bonds. Considering the impact of foreign exchange restrictions in Argentina, upon collection of the dividend in kind, Ternium will reduce the U.S. dollar value of such bonds based on their international market price.

14. THE RUSSIA-UKRAINE ARMED CONFLICT

On February 24, 2022, Russia launched a military attack on Ukraine. In response, the United States, the United Kingdom, and the European Union, among other countries, have imposed a wave of sanctions against certain Russian institutions, companies and citizens. As a result of the armed conflict and related sanctions, foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected.

Russia has a significant participation in the international trade of steel slabs, iron ore pellets, metallurgical coal, pulverized coal for injection, which are relevant inputs for Ternium’s operations. In addition, Ukraine traditionally had a relevant participation in the international trade of steel slabs and iron ore pellets. As a result of the armed conflict and the economic sanctions imposed on Russia, Ternium or its contractors (including shipping companies) may not be able to continue purchasing or transporting products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and the Company may be required to purchase raw materials from other sources at increased prices, resulting in limitations to Ternium’s production levels and higher costs, affecting the Company’s profitability and results of operations.

Page 20 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

15. TERNIUM TO INTEGRATE OPERATIONS IN THE USMCA

On February 14, 2023, Ternium's Board of Directors approved the construction of a new upstream production capacity project to integrate its operations in the USMCA region. The increased slab production capacity will complement and support the company’s new state-of-the-art hot rolling mill, which began operations in mid-2021, as well as the previously announced downstream project in Mexico. Ternium expects to invest approximately $2.2 billion toward the construction of an electric arc furnace (EAF)-based steel shop with annual capacity of 2.6 million tons, as well as a direct reduced iron (DRI) module with annual capacity of 2.1 million tons. The slab production capacity program will also include the construction of a port facility for raw material handling. The Company currently expects to commission these facilities in the first half of 2026. As a result of this new upstream production capacity project and the construction of a wind farm in Argentina, Ternium is raising its 2023 expected capital expenditures to $1.1 billion. In addition, the company anticipates the new upstream and ongoing downstream initiatives to add a total of approximately $2.9 billion to Ternium’s capital expenditure over the next four years.

16. TERNIUM TO INCREASE ITS PARTICIPATION IN USIMINAS CONTROL GROUP - NEW GOVERNANCE STRUCTURE OF USIMINAS

On March 30, 2023, Ternium S.A. announced that its subsidiaries Ternium Investments and Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A., all of which compose the T/T group within Usiminas control group, have entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC group”), pro rata to their current participations in the T/T group, 68.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) at a price of BRL10 per ordinary share. Pursuant to the transaction, Ternium would pay approximately $111.0 million in cash for 57.7 million ordinary shares, increasing its participation in the Usiminas control group to 51.5% and in the issued and outstanding share capital to 25.1%. The transaction is subject to approval by Brazil’s antitrust authorities and will be financed with cash on hand.

The Usiminas control group holds the majority of Usiminas’ voting rights. Upon the closing of this transaction, the T/T group will hold an aggregate participation of 61.3% in the control group, with the NSC group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7.1%, respectively.

The Usiminas control group members have also agreed a new governance structure in the best interest of Usiminas. The T/T group will nominate a majority of the Usiminas board of directors, the CEO and four other members of Usiminas board of officers, and ordinary decisions may be approved with a 55% majority of the control group shares. Pursuant to the Usiminas shareholders agreement, as supplemented by the T/T Group shareholders’ agreement, upon closing of the transaction, Ternium would begin consolidating Usiminas into its financial statements.

Page 21 of	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2023
and for the three-month periods ended March 31, 2023 and 2022

16. TERNIUM TO INCREASE ITS PARTICIPATION IN USIMINAS CONTROL GROUP - NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

At any time after the second anniversary of the closing of the transaction, the T/T group will have the right to buy the NSC group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of BRL10 per share and the 40-trading day average price per share immediately prior to the date of exercising the option. In addition, the NSC group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T group the opportunity to buy them at the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T group at BRL10 per share.

Pablo Brizzio
Chief Financial Officer

Page 22 of	22